Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces Closing of Transaction to Acquire Remaining Intellectual Property Rights to BLU-5937 from adMare BioInnovations

- BELLUS now owns 100% of BLU-5937 and related P2X3 antagonist intellectual property with no future payments due -

- 4.77 million BELLUS Health common shares issued in consideration -

LAVAL, Quebec, March 25, 2020 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (the “Company” or “BELLUS Health”) is pleased to announce that it has closed the transaction announced on March 23, 2020 (the “Transaction”) in accordance with the asset purchase and sale agreement entered into with adMare BioInnovations’ NEOMED Institute (“adMare”).
As part of the Transaction, the Company acquired from adMare all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”). The parties have terminated the 2017 license agreement pursuant to which the Company had exclusive rights to develop and commercialize the BLU-5937 Assets and henceforth the Company no longer has any obligations to adMare, or any third party, in respect thereof. Consideration for the asset purchase consisted of 4,770,000 common shares of the Company, representing 7.3% of the Company’s fully diluted equity.
In order to qualify and register the issuance of the common shares to the parties, the Company filed a prospectus supplement (the “Prospectus Supplement”) to its base shelf prospectus dated January 17, 2020 (the “Shelf Prospectus”) with the Autorité des marchés financiers, and pursuant to its registration statement on Form F-10 (File No. 333-235637), declared effective on January 21, 2020, with the U.S. Securities and Exchange Commission. The Prospectus Supplement contains detailed information about the Transaction and the common shares and is available, together with the Shelf Prospectus, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Company’s website at www.bellushealth.com. Copies of the Prospectus Supplement and the accompanying prospectus may be obtained from François Desjardins, Vice-President, Finance, 275 Armand-Frappier Boulevard, Laval, (Quebec) Canada H7V 4A7, or by calling 450-680-4525 or by emailing fdesjardins@bellushealth.com.
No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.
About BELLUS Health
BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. Consequently, actual future results and events may differ materially from the anticipated events expressed in the forward-looking statements. Forward-looking statements should not be regarded as a representation that any of the plans will be achieved. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission for risk factors that might affect BELLUS Health and its business.
FOR MORE INFORMATION, PLEASE CONTACT:
François Desjardins
Vice President, Finance
450-680-4525
fdesjardins@bellushealth.com

Danny Matthews
Director, Investor Relations and Communications
917-828-0414
danny@bellushealth.com
SOURCE: BELLUS Health Inc.